SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$147,786,057.50	$10,537.15
_______________
*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of August 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 4 to Schedule TO (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 20, 2010, Amendment No. 2 to Schedule TO filed on September 21, 2010 and by Amendment No. 3 to Schedule TO filed on September 30, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), and certain of its affiliates, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C., relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the “Rights,” and together with such shares, the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which may be amended or supplemented from time to time.  This Amendment No. 4 is being filed on behalf of Ramius and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 4. This Amendment No. 4 should be read together with the Schedule TO.

The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Ramius or Purchaser may make in connection with the Offer.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“On October 11, 2010, Purchaser extended the Offer until 12:00 Midnight, New York City time on November 10, 2010, unless further extended. The full text of the press release issued by Ramius on October 11, 2010 announcing the extension of the Offer is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference.”

The Offer to Purchase is hereby amended as follows:

General Amendments

All references to “Section 11 – Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions” are amended to read: “Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’”

All references to “12:00 Midnight, New York City time, on October 13, 2010” in the Offer to Purchase are amended to be references to “12:00 Midnight, New York City time, on November 10, 2010”.

All references to “Section 7 – Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” are amended to read: “Section 7 – ‘Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights.’”

Front and Back Cover

The caption at the top of the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CYPRESS BIOSCIENCE, INC.
AT
$4.25 NET PER SHARE
BY

RAMIUS V&O ACQUISITION LLC,
A WHOLLY OWNED SUBSIDIARY OF

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

AND

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.

The first full paragraph on the front cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The offer is conditioned upon, among other things, (1) there being validly tendered in the offer and not properly withdrawn prior to the expiration date of the offer that number of shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the ‘Rights,’ and together with such shares, the ‘Shares’), of Cypress Bioscience, Inc. (‘Cypress’) that, together with the Shares then owned by Ramius V&O Acquisition LLC, a Delaware limited liability company (‘Purchaser’), Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (‘Ramius’), its affiliates and its subsidiaries (including, without limitation, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C.), would represent at least 90% of the total number of then-outstanding Shares calculated on a fully diluted basis, (2) Cypress’ Board of Directors having approved the offer and the proposed second-step merger described herein under Section 203 of the Delaware General Corporation Law (the ‘DGCL’) or Ramius being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the offer and the potential merger thereafter, (3) Cypress not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Ramius’ ability to acquire Cypress or otherwise diminishing the expected value to Ramius of the acquisition of Cypress, (4) Cypress having a balance of at least $80 million in cash or cash equivalents immediately prior to the consummation of the offer, (5) Ramius, or one of its affiliates, entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding shares, (6) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (7) Cypress’ Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed second step merger described herein.”

The second paragraph on the inside cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If a Distribution Date (as defined in Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’) occurs, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. A stockholder who desires to tender such stockholder’s Shares (and preferred stock purchase rights, if applicable) and whose certificates representing such Shares (and preferred stock purchase rights, if applicable) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot cause all required documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 – ‘Terms of the Offer; Expiration Date’) may tender such Shares (and preferred stock purchase rights, if applicable) by following the procedures for guaranteed delivery set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares.’”

The second sentence of the first paragraph on the back cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of Cypress or their broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:”

Summary Term Sheet

The first paragraph in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Ramius V&O Acquisition LLC (‘Purchaser’), a Delaware limited liability company and wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC (‘Ramius’), together with Ramius and certain of its affiliates, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, the “Ramius Group”), is offering to acquire all the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the ‘Rights’), of Cypress at a price of $4.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Unless the context otherwise requires, we refer to one share of Cypress Common Stock, together with its associated Right, as a ‘Share.’”

In the “Summary Term Sheet” section of the Offer to Purchase the answer to the question “Who is offering to purchase my Shares?” is hereby amended and restated to read in its entirety as follows:

“Ramius and Purchaser, together with the Ramius Group, are offering to purchase your shares. Purchaser is a limited liability company recently formed solely in order to make the offer and take certain other actions in connection therewith.  Purchaser is a wholly owned subsidiary of Ramius. See ‘Introduction’ and Section 9 – ‘Certain Information Concerning Ramius and Purchaser.’”

In the “Summary Term Sheet” section of the Offer to Purchase the second sentence in the answer to the question “Do you have the financial resources to pay for the Shares?” is hereby amended and restated to read: “We will need approximately $148 million to purchase all Shares pursuant to the offer not already owned by the Ramius Group and to pay related fees and expenses.”

In the “Summary Term Sheet” section of the Offer to Purchase the following question and answer are hereby inserted after the question “Is your financial condition relevant to my decision to tender in the offer?” and its corresponding answer:

“What are the ‘Rights’?

The Rights were issued to all stockholders of Cypress, but currently are not represented by separate certificates. Instead, they are represented by certificates for your Shares. Unless the Rights are distributed to stockholders, a tender of Shares will include a tender of the Rights. If the Rights are distributed, a holder will need to tender one Right with each Share tendered. See Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ and Section 11 ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’

The Rights are described in Cypress’ Current Report on Form 8-K, dated September 27, 2010 (the ‘Cypress 8-K’). The terms of the Rights are set forth in the Rights Agreement (the ‘Rights Agreement’) dated September 27, 2010, between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent. According to the Cypress 8-K, on September 27, 2010, Cypress’ Board of Directors declared a dividend of one Right for each Share outstanding as of September 27, 2010 (and for each Share that becomes outstanding between such date and the Distribution Date (as defined in Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’)), payable to stockholders of record on October 8, 2010 (the ‘Rights Record Date’). Each Right entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the ‘Preferred Shares’), of Cypress at a price of $15.00 per one one-hundredth of a Preferred Share, subject to adjustment. Each Preferred Share is designed to be the economic equivalent of 100 Shares. The Rights are transferable only with the Shares until they become exercisable. The Rights will not become exercisable until the Distribution Date and will expire on October 8, 2011 (the ‘Rights Expiration Date’), unless earlier redeemed by Cypress as discussed in Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’

In the event that any person or group of affiliated or associated persons becomes an ‘Acquiring Person’ (as such term is defined in the Rights Agreement), each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Shares having a market value of two times the exercise price of the Right.  In such event, the holder of each Right will also be entitled to exercise such Right on a cashless basis by surrender thereof, with the holder of each Right so surrendered being entitled to one Share in exchange for such Right upon such surrender.  In the event that Cypress is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other person in which such persons have an interest, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock or other equity interests of the acquiring company which at the time of such transaction will have the market value of two times the exercise price of the Right. The Rights Agreement specifically permits an acquisition of Shares by the Purchaser pursuant to the offer if the Purchaser shall have acquired in the offer such number of Shares that represent, together with the Shares owned by the Ramius Group at the commencement of the offer, 90% of the then-outstanding Shares on a fully diluted basis at a price of not less than $4.25 per Share and prior to such acquisition shall have irrevocably committed to a merger of Cypress as promptly as practicable after such acquisition in which merger all remaining Shares will be converted into the right to receive the same consideration paid in the offer. See Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “What are the most important conditions to the offer?” is hereby amended to include as the final bullet point  “Cypress’ Board of Directors must redeem the Rights or Purchaser must be satisfied, in its sole discretion, that such Rights have been invalidated or are otherwise inapplicable to the offer or the Proposed Merger.”

Introduction

The first full paragraph in the “Introduction” section of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Ramius V&O Acquisition LLC (‘Purchaser’), a Delaware limited liability company and wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC (‘Ramius’), together with Ramius and certain of its affiliates, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, the “Ramius Group”), hereby offers to purchase (1) all outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of Cypress Bioscience, Inc., a Delaware corporation (‘Cypress’) and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Cypress (the ‘Rights’) issued pursuant to the Rights Agreement dated as of September 27, 2010 (as amended from time to time, the ‘Rights Agreement’), by and between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the ‘Offer’). Unless the context otherwise requires, all references herein to the ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.”

The fourth sentence of the third paragraph in the “Introduction” section of the Offer to Purchase is hereby amended and restated in its entirety to read “Under the Delaware General Corporation Law (the ‘DGCL’), as currently in effect, if Purchaser acquires that number of Shares, which, together with the Shares then owned by the Ramius Group, would represent at least 90% of the total number of the outstanding Shares, Purchaser believes it would be able to approve the Proposed Merger without a vote of Cypress’ Board of Directors or Cypress’ stockholders.”

The fourth paragraph in the “Introduction” section of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Notwithstanding the foregoing, certain terms of the Rights Agreement and certain provisions of the DGCL may affect the ability of Ramius to obtain control of Cypress and Purchaser’s ability to consummate the Proposed Merger. The timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, including without limitation, actions of Cypress’ Board of Directors, the number of Shares, if any, acquired by Purchaser pursuant to the Offer, and whether the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the HSR Condition and the Rights Condition (each as defined below) and all other conditions set forth in Section 14 – ‘Conditions to the Offer’ are satisfied or waived. There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated. See Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’ and Section 14 – ‘Conditions to the Offer.’”

The information set forth in the “Introduction” section of in the Offer to Purchase is hereby amended to add as the thirteenth paragraph:

“The Rights Condition. Consummation of the Offer is conditioned upon Cypress’ Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the ‘Rights Condition’). See Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’”

The third to last paragraph in the “Introduction” section of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Certain other conditions to the consummation of the Offer are discussed in Section 14 – ‘Conditions to the Offer.’ Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’)) to amend or waive any one or more of the terms and conditions of the Offer, including, without limitation, the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition and the Rights Condition. See Section 1 – ‘Terms of the Offer; Expiration Date’ and Section 14 – ‘Conditions to the Offer.’”

Section 1 – “Terms of the Offer; Expiration Date”

The first part of the second paragraph of Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Offer is conditioned upon satisfaction of the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the HSR Condition, the Rights Condition and all the other conditions set forth in Section 14 – ‘Conditions to the Offer.’ Purchaser reserves the right (but will not be obligated), subject to the applicable rules and regulations of the SEC, to amend or waive the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the Rights Condition or any other condition of the Offer if any of the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the Rights Condition or any of the other conditions set forth in Section 14 – ‘Conditions to the Offer’ has not been satisfied by 12:00 Midnight, New York City time, on November 10, 2010 (or any other time then set as the Expiration Date). Subject to compliance with the applicable rules and regulations of the SEC, including Rules 14d-4(d)(i), 14d-6(c) and 14e-1, Purchaser may elect to:”

The information set forth in the Offer to Purchase under Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended to add immediately after the final sentence of the fifteenth paragraph: “In the event separate certificates representing the Rights (the “Rights Certificate”) are issued, similar action will be taken with respect to unpurchased and untendered Rights.”

Section 2 – “Acceptance for Payment and Payment”

The second, third and fourth paragraphs of Section 2 (“Acceptance for Payment and Payment”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of:

(1) the Share Certificates, and, if applicable, the Rights Certificates, or timely confirmation (a ‘Book-Entry Confirmation’) of the book-entry transfer of such Shares and, if applicable, Rights (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the ‘Book-Entry Transfer Facility’), pursuant to the procedures set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares;’

(2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(3) any other documents required by the Letter of Transmittal.

The term ‘Agent’s Message’ means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares and, if applicable, the Rights that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

If Rights Certificates have been distributed to holders of Shares, such holders are required to tender Rights Certificates representing a number of Rights equal to the number of Shares being tendered in order to effect a valid tender of such Shares.”

Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“3.           PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, either (1) on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights) and, after the distribution Date, Rights Certificates must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of its addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses or (2) the guaranteed delivery procedures set forth below must be followed.

Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, if a Distribution Date has occurred and a stockholder has sold its Rights separately from its Shares and does not otherwise acquire Rights, such stockholder may not be able to satisfy the requirements of the Offer for the tender of Shares.

Separate Delivery of Rights Certificates. If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date that Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including, without limitation, delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

If the Distribution Date occurs, to the extent that the Rights become eligible for book-entry transfer under procedures established by the Book-Entry Transfer Facility, the Depositary also will make a request to establish an account with respect to the Rights at such Book-Entry Transfer Facility, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled ‘Special Delivery Instructions’ or the box entitled ‘Special Payment Instructions’ on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an ‘Eligible Institution’ and, collectively, ‘Eligible Institutions’). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates or Rights Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates or Rights Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates or Rights Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates or Rights Certificates are forwarded separately to the Depositary, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, must accompany each such delivery.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates or, if applicable, Rights Certificates are not immediately available (including, without limitation, if the Distribution Date has occurred but Rights have not yet been distributed) or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(3) within, (a) in the case of Shares, three Nasdaq Global Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of Rights, a period ending on the later of (x) three Nasdaq Global Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery and (y) three business days after the date Rights Certificates are distributed to stockholders, (i) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights) and, after the Distribution Date, Rights Certificates, are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares and Rights are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and Rights, is received by the Depositary at one of such addresses and (iii) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share Certificates representing tendered Shares (or a Book-Entry Confirmation) and, after the Distribution Date, Rights Certificates (or a Book Entry Confirmation, if available), (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book entry transfer of Shares and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares (and, if applicable, Rights, if available) are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding. Under U.S. Federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer.  To avoid backup withholding, unless an exemption applies, a stockholder that is a U.S. person (as defined for U.S. Federal income tax purposes) must provide the Depositary with the U.S. stockholder’s correct taxpayer identification number (‘TIN’) and certify under penalties of perjury that the TIN is correct and that the U.S.
stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal.  If a U.S. stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the U.S. stockholder, and any payment made to the U.S. stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the
Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a U.S. stockholder may be refunded or credited against the U.S. stockholder’s Federal income tax liability, if any, provided, that the required information is furnished to the Internal Revenue Service.

Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Jeffrey C. Smith and Owen S. Littman, or either of them, and any individual designated by either of them or Purchaser, and each of them individually, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all Shares or other securities issued in respect of such Shares on or after September 15, 2010.  All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that Purchaser accepts for payment such Shares as provided herein. Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent power of attorney, proxies, consents or revocations may be given (and if given will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Cypress’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities. See Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.  The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Cypress’ stockholders.

Determination of Validity. All questions as to the form of documents and validity, eligibility (including, without limitation, as to time of receipt) and acceptance for payment of any tender of Shares (and, if applicable, Rights) and compliance by a tendering stockholder with the terms of the Offer will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares (and, if applicable, Rights) of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders without any effect on the rights of such other stockholders.

No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, Ramius or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.”

Section 4 – “Withdrawal Rights”

The first and second paragraphs of Section 4 (“Withdrawal Rights”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“Except as otherwise provided in this Section 4, tenders of Shares (and, if applicable, Rights) made pursuant to the Offer are irrevocable.  Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time following such expiration.  A withdrawal of a Share will constitute a withdrawal of the associated Right.  Rights may not be withdrawn unless the associated Shares are also withdrawn.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.  If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares,’ any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.”

Section 7 – “Effect of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin regulations; Rights”

The information set forth in the Offer to Purchase under Section 7 (“Effect of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights”) is hereby amended to add immediately after the final paragraph of Section 7:

“Rights. Under the terms of the Rights Agreement, as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date.  If the Distribution Date has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, the Nasdaq Global Stock Market listing and Exchange Act registration would apply to the Rights in a similar manner.”

Section 10 – “Background of the Offer”

The information set forth in the Offer to Purchase under Section 10 (“Background of the Offer”) is hereby amended to add immediately after the final paragraph of Section 10:

“On October 11, 2010, Ramius and Purchaser announced an extension of the Expiration Date of the Offer until 12:00 Midnight, New York City time on November 10, 2010.

On September 30, 2010, a representative of Cypress contacted a representative of Ramius to discuss the Offer and the possibility of Ramius conducting due diligence on certain non-public information regarding Cypress.  From October 1, 2010 to October 8, 2010, counsel to Cypress and to Ramius negotiated a confidentiality agreement allowing Cypress to access such non-public information.  The parties entered into the confidentiality agreement on October 8, 2010.

Section 11 – “Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions”

The eighth and ninth paragraphs of Section 11 (“Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“Notwithstanding the foregoing, certain terms of the Rights and certain provisions of the DGCL may affect the ability of Ramius to obtain control of Cypress and Purchaser’s ability to consummate the Proposed Merger.  The exact timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, including actions of Cypress’ Board of Directors, the number of Shares, if any, acquired by Purchaser pursuant to the Offer, and whether the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the HSR Condition, the Rights Condition, and all other conditions set forth in Section 14 –’Conditions to the Offer’, are satisfied or waived.  There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated. See Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’ and Section 14 – ‘Conditions to the Offer.’

Set forth below are certain factors that may affect the ability of Ramius to obtain control of Cypress and to cause Cypress to consummate the Proposed Merger.

The Rights Condition. Consummation of the Offer is conditioned on Cypress’ Board of Directors redeeming the Rights, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. The following summary is qualified in its entirety by reference to the Rights Agreement.

The Rights were issued to all stockholders of Cypress, but currently are not represented by separate certificates. Instead, they are represented by certificates for your Shares. Unless the Rights are distributed to stockholders, a tender of Shares will include a tender of the Rights. If the Rights are distributed, a holder will need to tender one Right with each Share tendered. See Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ and Section 11 ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.’

The Rights are described in Cypress’ Current Report on Form 8-K, dated September 27, 2010 (the ‘Cypress 8-K’). The terms of the Rights are set forth in the Rights Agreement. According to the Cypress 8-K, on September 27, 2010, Cypress’ Board of Directors declared a dividend of one Right for each Share outstanding as of September 27, 2010 (and for each Share that becomes outstanding between such date and the Distribution Date), payable to stockholders of record on October 8, 2010 (“the Rights Record Date”).  Each Right entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the ‘Preferred Shares’), of Cypress at a price of $15.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Preferred Share Purchase Price”). Each Preferred Share is designed to be the economic equivalent of 100 Shares. The Rights are transferable only with the Shares until they become exercisable. The Rights will not become exercisable until the Distribution Date and will expire on October 8, 2011 (the ‘Rights Expiration Date’), unless earlier redeemed by Cypress.

Under the Rights Agreement, the ‘Distribution Date’ will occur upon the earliest of (i) the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined in the Rights Agreement), (ii) 10 business days (or such later date as the Cypress Board of Directors may determine) following the commencement after the announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 15% or more of the outstanding Shares or (iii) the date on which the Offer is amended (or such later date as may be determined by the action of the Board prior to such time as any person becomes an Acquiring Person) to reduce the number of Shares for which the Offer is being made, to amend or waive the Minimum Tender Condition, to reduce the Offer price to less than $4.25 per Share or to make any other change in the Offer which, in the good faith determination of the Cypress Board of Directors materially adversely affects the holders of Shares.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with the Shares. From and after the Distribution Date, the Rights will separate from the Shares and the Share Certificates. The Rights Agreement further provides that as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and from and after the Distribution Date, the Rights will be evidenced solely by such separate Rights Certificates. The Rights Agreement provides that from and after the Distribution Date, each Right (other than those that have become void) will be eligible to purchase one one-hundredth of a Preferred Share at the Preferred Share Purchase Price, subject to adjustment.

In the event that any Acquiring Person acquires beneficial ownership of 15% or more of the Shares, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Shares having a market value of two times the exercise price of the Right.  In such event, the holder of each Right will also be entitled to exercise such Right on a cashless basis by surrender thereof, with the holder of each Right so surrendered being entitled to one Share in exchange for such Right upon such surrender.  In the event that Cypress is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other person in which such persons have an interest, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock or other equity interests of the acquiring company which at the time of such transaction will have the market value of two times the exercise price of the Right. The Rights Agreement specifically permits an acquisition of Shares by the Purchaser pursuant to the Offer if the Purchaser shall have acquired in the Offer such number of Shares that represent, together with the Shares owned by the Ramius Group at the commencement of the Offer, 90% of the then-outstanding Shares on a fully diluted basis at a price of not less than $4.25 per Share and prior to such acquisition shall have irrevocably committed to a merger with Cypress as promptly as practicable after the Offer in which merger all remaining Shares will be converted into the right to receive the same consideration paid in the Offer.

In general and subject to certain exceptions as set forth in the Rights Agreement, an ‘Acquiring Person’ is a person, the affiliates or associates of such person, or a group, which has acquired beneficial ownership of 15% or more of the outstanding Shares. The term ‘Acquiring Person’ does not include the Purchaser and its Affiliates and Associates (as such terms are defined in the Rights Agreement), including members of the Ramius Group, if the Purchaser shall have acquired in the Offer such number of Shares that represent, together with the Shares owned by such persons at the commencement of the Offer, 90% of the then-outstanding Shares on a fully diluted basis at a price of not less than $4.25 per share and prior to such acquisition shall have irrevocably committed to a merger of Cypress as promptly as practicable in which merger all remaining Shares will be converted into the right to receive the same consideration paid in the Offer.

At any time prior to the earliest of (i) the time a person becomes an Acquiring Person, or (ii) the ‘Rights Expiration Date’, the Cypress’ Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the ‘Redemption Price’). In general, the redemption of the Rights may be made effective at such time on such basis with such conditions as the Cypress’ Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights Agreement and the terms of the Rights generally may be amended by the Cypress Board of Directors without the consent of the holders of the Rights.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. In the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Share.

Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger.”

Section 14 – “Conditions to the Offer”

The first paragraph of Section 14 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, (1) at or prior to the Expiration Date, the Minimum Tender Condition, the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, the RP Financing Condition, the HSR Condition or the Rights Condition has not been satisfied, or (2) at any time on or after September 15, 2010, and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or conditions shall exist:”

The Letter of Transmittal is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on October 13, 2010” in the Letter of Transmittal are amended to be references to “12:00 Midnight, New York City time, on November 10, 2010”.

The caption at the top of the cover page of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CYPRESS BIOSCIENCE, INC.
AT
$4.25 NET PER SHARE
BY

RAMIUS V&O ACQUISITION LLC,
A WHOLLY OWNED SUBSIDIARY OF

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

AND

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.”

The page opposite the inside cover of the Letter of Transmittal is hereby amended to include the following paragraph at the beginning thereof:

“Holders of Shares are required to tender one Right (as defined below) for each Share tendered to effect a valid tender of such Share. Unless and until the Distribution Date (as defined in the Offer to Purchase) occurs, the Rights are represented by and transferred with the Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer, a tender of Shares also constitutes a tender of the associated Rights. If, however, pursuant to the Rights Agreement (as defined below) or otherwise, the separate certificates (‘Rights Certificates’) have been distributed by Cypress (as defined below) to holders of Shares prior to the date of tender pursuant to the Offer (as defined below), Rights Certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are tendered pursuant to the Offer, a tender of Shares without Rights constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery or (2) three business days after the date such Rights Certificates are distributed. Purchaser reserves the right to require that it receive such Rights Certificates, or a Book-Entry Confirmation, if available, prior to accepting Shares for payment. Payment for Shares tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, Rights Certificates, if such certificates have been distributed to holders of Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer. Holders whose certificates for Shares (‘Share Certificates’ and, if applicable, Certificates) are not immediately available (including, without limitation, if the Distribution Date has occurred but Rights Certificates have not yet been distributed by Cypress) or who cannot deliver either the certificates for, or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to, their Shares and/or Rights, and all other documents required hereby to the Depositary prior to the Expiration Date must tender their Shares in accordance with the guaranteed delivery procedures set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. See Instruction 2.”

The first paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

The undersigned hereby tenders to Ramius V&O Acquisition LLC, a Delaware limited liability company (the “Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, (1) the above described shares of Common Stock, par value $0.001 per share (the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Cypress (the ‘Rights’) issued pursuant to the Rights Agreement dated as of September 27, 2010 (as amended from time to time, the ‘Rights Agreement’) by and between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent, at a price of $4.25 per Share, net to the seller in cash, without interest thereon and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 15, 2010 (the ‘Offer to Purchase’) and this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the ‘Offer’), receipt of which is hereby acknowledged.  Unless the context requires otherwise, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.”

The fourth page of the Letter of Transmittal is hereby amended to include the following after the second paragraph thereof:

“The undersigned understands that stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. The undersigned understands that if the Distribution Date has occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares being tendered herewith must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered herewith to the Depositary within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery or (2) three business days after the date such Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, Rights Certificates if such certificates have been distributed to holders of Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.”

Instruction 2 to the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“2. Requirements of Tender.  This Letter of Transmittal is to be completed by stockholders either if (a) Share Certificates are to be forwarded herewith or (b) unless an Agent’s Message (as defined below) is utilized, if delivery of Shares (if available) is to be made pursuant to the procedures for book-entry transfer set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. For a holder validly to tender Shares pursuant to the Offer, either (1) on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights), and after the Distribution Date, Rights Certificates must be received by the Depositary at one of its addresses set forth herein, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, (b) this Letter of Transmittal (or a facsimile hereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of such addresses and (c) any other documents required by this Letter of Transmittal must be received by the Depositary at one of such addresses or (2) the tendering stockholder must comply with the guaranteed delivery procedures set forth below and in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase.  If a Distribution Date has occurred, Rights Certificates, or Book-Entry Confirmation of a transfer of Rights into the Depositary’s account at the Book-Entry Transfer Facility, if available (together with, if Rights are forwarded separately from Shares, a properly completed and duly executed Letter of Transmittal with any required signature guarantee, or an Agent’s Message in the case of a book-entry delivery, and any other documents required by this Letter of Transmittal), must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date or, if later, within three business days after the date on which such Rights Certificates are distributed.”

The paragraph following Instruction 11 to the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“IMPORTANT:  IN ORDER FOR SHARES TO BE VALIDLY TENDERED PURSUANT TO THE OFFER, (1) ON OR PRIOR TO THE EXPIRATION DATE (A) THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, MUST BE RECEIVED BY THE DEPOSITARY, OR IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, AN AGENT’S MESSAGE MUST BE RECEIVED BY THE DEPOSITARY, (B) ANY OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE DEPOSITARY AND (C) SHARE CERTIFICATES REPRESENTING TENDERED SHARES (AND, PRIOR TO THE DISTRIBUTION DATE, REPRESENTING TENDERED RIGHTS) AND AFTER THE DISTRIBUTION DATE, RIGHTS CERTIFICATES, MUST BE RECEIVED BY THE DEPOSITARY OR SUCH SHARES AND RIGHTS MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER AND A BOOK-ENTRY CONFIRMATION MUST BE RECEIVED BY THE DEPOSITARY, OR (2) THE TENDERING STOCKHOLDER MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.”

The form of Notice of Guaranteed Delivery attached as Exhibit (A)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”) is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on October 13, 2010” in the Notice of Guaranteed Delivery are amended to be references to “12:00 Midnight, New York City time, on November 10, 2010”.

The caption at the top of the cover page of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

NOTICE OF GUARANTEED DELIVERY FOR
TENDER OF SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
OF
CYPRESS BIOSCIENCE, INC.

The first full paragraph on the front cover of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

“As set forth in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to accept the Offer (as defined below) if (i) certificates (‘Share Certificates’) representing shares of Common Stock, par value $0.001 per share (the ‘Shares’), of Cypress Bioscience, Inc., a Delaware corporation (‘Cypress’), or if applicable, certificates (‘Rights Certificates’) for the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Cypress (the ‘Rights’) issued pursuant to the Rights Agreement dated as of September 27, 2010 (as amended from time to time, the ‘Rights Agreement’), by and between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent, are not immediately available (including, without limitation, if the Distribution Date (as defined in Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’ of the Offer to Purchase) has occurred, but Rights Certificates have not yet been distributed); (ii) the procedures for book-entry transfer cannot be completed on a timely basis; or (iii) time will not permit all required documents to reach Computershare Trust Company, N.A., as Depositary (the ‘Depositary’), prior to the Expiration Date (as defined in Section 1 – ‘Terms of the Offer; Expiration Date’ of the Offer to Purchase).  Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed  to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.  This form may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution (as defined in Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase).  See Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase.”

The first full paragraph on page 2 of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

“The undersigned, a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) with respect to such Shares, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase), and any other required documents, within (a) three Nasdaq Global Stock Market trading days after the date hereof or (b) in the case of the Rights, a period ending on the later of (i) three Nasdaq Global Stock Market trading days after the date hereof and (ii) three business days after the date Rights Certificates are distributed to the stockholders by Cypress.”

The form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached as Exhibit (A)(1)(D) to the Schedule TO (the “Broker Letter”) is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on October 13, 2010” in the Broker Letter are amended to be references to “12:00 Midnight, New York City time, on November 10, 2010”.

The caption at the top of the cover page of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CYPRESS BIOSCIENCE, INC.
AT
$4.25 NET PER SHARE

BY

RAMIUS V&O ACQUISITION LLC,
A WHOLLY OWNED SUBSIDIARY OF

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

AND

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.”

The first full paragraph on the front cover of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“We have been engaged by Ramius V&O Acquisition LLC, a Delaware limited liability company (‘Purchaser’) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (‘Ramius’), and Ramius to act as Information Agent in connection with Purchaser’s offer to purchase (1) all issued and outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of Cypress Bioscience, Inc., a Delaware corporation (‘Cypress’), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Cypress (the ‘Rights’) issued pursuant to the Rights Agreement dated as of September 27, 2010 by and between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 15, 2010 (the ‘Offer to Purchase’), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the ‘Offer’).  Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

Holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, stockholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares. If the Distribution Date (as defined in Section 11 — ‘Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’ of the Offer to Purchase) has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates (as defined in ‘Introduction’ of the Offer to Purchase) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary (as defined in ‘Introduction’ of the Offer to Purchase) or, if available, a Book-Entry Confirmation (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure discussed in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed.  Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.”

The second full paragraph on page 2 of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the Share Certificates and the Rights Certificates, or a timely Book-Entry Confirmation of the book-entry transfer of such Shares (if such procedure is available), into the Depositary’s account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) in connection with a book-entry transfer effected pursuant to the procedure set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, and (3) any other documents required by the Letter of Transmittal.  Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Rights Certificates or Book-Entry Confirmations with respect to Shares or Rights are actually received by the Depositary.  UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR ANY SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING SUCH PURCHASE PRICE.”

The form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, attached as Exhibit (A)(1)(E) to the Schedule TO (the “Client Letter”) is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on October 13, 2010” in the Client Letter are amended to be references to “12:00 Midnight, New York City time, on November 10, 2010”.

The caption at the top of the cover page of the Client Letter is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CYPRESS BIOSCIENCE, INC.
AT
$4.25 NET PER SHARE

BY

RAMIUS V&O ACQUISITION LLC,
A WHOLLY OWNED SUBSIDIARY OF

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

AND

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.”

The first two paragraphs on the front cover of the Client Letter are hereby amended and restated in their entirety to read as follows:

“Enclosed for your consideration is an Offer to Purchase dated September 15, 2010 (the ‘Offer to Purchase’) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘Offer’) relating to the Offer by Ramius V&O Acquisition LLC, a Delaware limited liability company (‘Purchaser’) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (‘Ramius’) and certain affiliates of Ramius, to purchase (1) all issued and outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of Cypress Bioscience, Inc., a Delaware corporation (‘Cypress’), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Cypress (the ‘Rights’) issued pursuant to the Rights Agreement dated as of September 27, 2010 (as amended from time to time, the ‘Rights Agreement’), by and between Cypress and American Stock Transfer & Trust Company, LLC, as Rights Agent, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed  to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

Holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, stockholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares. If the Distribution Date (as defined in Section 11 — ‘Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; “Going-Private” Transactions’ of the Offer to Purchase) has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates (as defined in ‘Introduction’ of the Offer to Purchase) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary (as defined in ‘Introduction’ of the Offer to Purchase) or, if available, a Book-Entry Confirmation (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure discussed in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed.  Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates (as defined in Section 1 — ‘Terms of the Offer; Expiration Date’ of the Offer to Purchase), or the Rights Certificates are not immediately available (including, without limitation, if the Distribution Date has occurred, but Rights Certificates have not yet been distributed) or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary (as defined in ‘Summary Term Sheet’ of the Offer to Purchase) prior to the Expiration Date, such Shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase.  See Instruction 2 of the Letter of Transmittal.  Delivery of documents to the Book-Entry Transfer Facility (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.”

Listed item 1 on page 2 of the Client Letter is hereby amended and restated in its entirety to read as follows: “1. The Offer Price is $4.25 per Share, included the associated Right, net to the seller in cash, without interest and subject to any required withholding of taxes.”

Listed item 4 on page 2 of the Client Letter is hereby amended and restated in its entirety to read as follows: “4. The Offer is conditioned upon, among other things, (1) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares  that, together with the Shares then owned by Ramius, its affiliates and its subsidiaries (including, without limitation, Purchaser), would represent at least 90% of the total number of then-outstanding Shares calculated on a fully diluted basis, (2) Cypress’ Board of Directors having approved the Offer and the proposed second-step merger described in the Offer to Purchase under Section 203 of the Delaware General Corporation Law or Ramius being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the Offer and the potential merger thereafter, (3) Cypress not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Ramius’ ability to acquire Cypress or otherwise diminishing the expected value to Ramius of the acquisition of Cypress, (4) Cypress having a balance of at least $80 million in cash or cash equivalents immediately prior to the consummation of the Offer, (5) Ramius, or one of its affiliates, entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding Shares (6) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (7) Cypress’ Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed second step merger described herein.”

The caption on the last page of the Client Letter and the first paragraph on the last page of the Client Letter are hereby amended and restated in their entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

CYPRESS BIOSCIENCE, INC.
AT
$4.25 NET PER SHARE
BY

RAMIUS V&O ACQUISITION LLC,
A WHOLLY OWNED SUBSIDIARY OF

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

AND

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.

THE UNDERSIGNED ACKNOWLEDGE(S) RECEIPT OF YOUR LETTER, THE OFFER TO PURCHASE OF RAMIUS V&O ACQUISITION LLC, A DELAWARE LIMITED LIABILITY COMPANY (‘PURCHASER’), DATED SEPTEMBER 15, 2010 (THE ‘OFFER TO PURCHASE’) AND THE RELATED LETTER OF TRANSMITTAL RELATING THE OFFER BY PURCHASER TO PURCHASE (1) ALL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE ‘SHARES’), OF CYPRESS BIOSCIENCE, INC., A DELAWARE CORPORATION (‘CYPRESS’), AND (2), THE ASSOCIATED RIGHTS TO PURCHASE SHARES OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK, PAR VALUE $0.001 PER SHARE, OF CYPRESS (THE ‘RIGHTS’) ISSUED PURSUANT TO THE RIGHTS AGREEMENT DATED AS OF SEPTEMBER 27, 2010, BY AND BETWEEN CYPRESS AND AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, AS RIGHTS AGENT.”

ITEM 12.                      EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(F) Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of October 12, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. *
(a)(5)(E)	Content of www.tenderforcypressbio.com. *
(a)(5)(F)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010. †
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.*
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.